Exhibit 99.1

BRAINSWAY LTD.

16 Hartum Street, RAD Tower, 14th Floor

Har HaHotzvim

Jerusalem, 9777516

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 25, 2026

The Annual General Meeting of Shareholders of BrainsWay Ltd. (the “Company”), will be held at the offices of the Company, 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, Israel on November 25, 2026 at 3:00 p.m. Israel time, or at any adjournments thereof (the “Annual Meeting”), for the following purposes:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2026 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2025;

2.	To approve the re-election of each of Mr. Ami Boehm (Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Avner Lushi and Mr. Jonathan Shulkin as directors to the Board of Directors of the Company;

3.	To approve the grant of equity in the form of restricted share units to Mr. Hadar Levy, the Company’s Chief Executive Officer; and

4.	To approve the grant of equity in the form of restricted share units to the directors of the Company.

In addition, shareholders at the Annual Meeting will have an opportunity to discuss the financial statements of the Company for the fiscal year ended December 31, 2025 and the Board of Directors Reports (included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”)) for that year.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and holders of record of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on October 26, 2026 shall be entitled to receive notice of and to vote at the Annual Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Each of the resolutions to be presented at the Annual Meeting requires the affirmative vote of holders of at least a majority of the Ordinary Shares voted at the Annual Meeting on the matter presented for passage. The approval of the proposal under Item 3 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares or ADSs (as applicable) be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the Annual Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices so that it is received by the Company no later than November 25, 2026, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than November 25, 2026, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on November 25, 2026). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Shareholders who hold ADSs should return their proxies to The Bank of New York Mellon, the ADS depositary, by the date set forth on their form of proxy.

If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, Israel, Tel: (+972-2) 582-4030, Sunday through Thursday between 10:00- 15:00, and also will be made available to the public on the Company’s website http://www.brainsway.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors
/s/ Ami Boehm
Ami Boehm, Chairman of the Board of Directors

Tel-Aviv, Israel, October 26, 2026

BRAINSWAY LTD.

16 Hartum Street, RAD Tower, 14th Floor

Har HaHotzvim

Jerusalem, 9777516

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 25, 2026

This Proxy Statement (“Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and to holders of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BrainsWay Ltd. (the “Company” or “Brainsway”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual Meeting”), to be held on Wednesday, November 25, 2026, at 3:00 p.m. Israel time at the offices of the Company, 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, Israel, or at any adjournments thereof.

It is proposed at the Annual Meeting to adopt the following proposals:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2026 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2025;

2.	To approve the re-election of each of Mr. Ami Boehm (Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Avner Lushi and Mr. Jonathan Shulkin as directors to the Board of Directors of the Company;

3.	To approve the grant of equity in the form of restricted share units to Mr. Hadar Levy, the Company’s Chief Executive Officer; and

4.	To approve the grant of equity in the form of restricted share units to the directors of the Company.

In addition, shareholders at the Annual Meeting will have an opportunity to discuss the financial statements of the Company for the fiscal year ended December 31, 2025 and the Board of Directors Reports (included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2026 (the “2025 Annual Report”)).

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Eligible shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals to the Company no later than October 28, 2026.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on October 26, 2026 (the “Record Date”), shall be entitled to receive notice of and to vote at the Annual Meeting. At the close of business on the Record Date, the Company expects to have 40,252,989 outstanding Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the Annual Meeting.

How You Can Vote

Holders of ADSs (whether registered in their name or in “street name”) will receive from BNY Mellon (which acts as the Depositary for the ADSs) a voting instruction form in order to instruct their banks, brokers or other nominees on how to vote. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the Ordinary Shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. ADS holders should return their BNY Mellon voting instruction form by no later than the date and time set forth on such voting instruction form. Under the terms of the Deposit Agreement among the Company, BNY Mellon, as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, then the Depositary will deem the holder of the Ordinary Shares to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to the Ordinary Shares represented by such ADSs, and the Depositary will give such instruction to the Company if it will receive from the Company a written confirmation that (i) the Company wishes a proxy to be given for Ordinary Shares underlying ADSs for which no instruction was provided, (ii) the Company reasonably does not know of any substantial opposition to the matter, and (iii) the matter is not materially adverse to the interests of shareholders. A holder of ADSs (whether registered in their name or in “street name”) who has executed and returned a voting instruction form may revoke its voting instructions at any time before the applicable deadline by filing with BNY Mellon a written notice of revocation or a duly executed voting instruction form bearing a later date. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

A shareholder whose Ordinary Shares are registered with a Tel Aviv Stock Exchange (“TASE”) member as of the Record Date may vote at the Annual Meeting (i) by attending the Annual Meeting and voting in person, upon presenting an ownership certificate, as of the Record Date, from the applicable TASE member through which the Ordinary Shares are held, in accordance with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 5760-2000, as amended (an “Ownership Certificate”); (ii) by proxy, by sending the duly executed proxy together with the Ownership Certificate to the Company at its registered offices at the address provided above, to be received by the Company no later than November 25, 2026, at 11:00 a.m. Israel time. An Ownership Certificate may be obtained, upon request, at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account; and (iii) by voting electronically via the Electronic Voting System of the Israel Securities Authority, after receiving a personal identifying number, an access code, and additional information regarding the Annual Meeting from the relevant member of the TASE and after carrying out a secure identification process, up to six hours before the time set for the Annual Meeting.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Annual Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on October 30, 2026. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

Quorum and Voting

One or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, one or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the reconvened meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the reconvened meeting a quorum is not present, any two (2) shareholders present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares or ADSs represented.

Voting for Proposals 1, 2 and 4: The approval of Proposals 1, 2 and 4 each requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented.

Voting for Proposal 3: The approval of Proposal 3 requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Israeli Companies Law 1999 (the “Companies Law”)) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our General Counsel by e-mail: mklein@brainsway.com

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Annual Meeting, shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year ending December 31, 2026 and for an additional period until the next annual general meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

The aggregate audit and audit related fees billed by Kost Forer Gabbay & Kasierer for professional services for the year 2025 were $515,000.

Further information on the breakdown of fees paid to the Company’s independent auditors may be found in the 2025 Annual Report.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2026 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. AMI BOEHM (CHAIRMAN), MS. ETI MITRANY, MS. KAREN SARID, PROF. ABRAHAM ZANGEN, MR. AVNER LUSHI AND MR. JONATHAN SHULKIN AS DIRECTORS

At the Annual Meeting, the term of all the Company’s directors will expire. The Board of Directors, at the recommendation of the nomination committee, has nominated each of Ami Boehm (Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Avner Lushi and Mr. Jonathan Shulkin to be re-elected as a director, in each case until the next annual general meeting of the Company.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the next annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of the director nominees has attested to the Board of Directors and to the Company that he or she meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The remuneration recommended by the Company’s Compensation Committee and approved by the Board of Directors for the Company’s non-executive directors is within the range for annual remuneration and per meeting participation remuneration limits under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000.

The remuneration of the Company’s executive chairman, Mr. Ami Boehm, and of the Company’s executive director, Prof. Abraham Zangen, has been previously approved by the shareholders, and remains unchanged.

For information concerning proposed grants of restricted share units (“RSUs”) to each of the director nominees (other than Mr. Boehm, the Company’s executive chairman), see Proposal 4 below.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position	Gender
Ami Boehm	56	Chairman	Male
Eti Mitrany(1)(2)	56	Director	Female
Karen Sarid(1)(2)(3)	74	Director	Female
Prof. Abraham Zangen	57	Director	Male
Mr. Avner Lushi(1)(2)(4)	59	Director	Male
Mr. Jonathan Shulkin(4)	51	Director	Male
(1) Member of our audit committee (2) Member of our compensation committee (3) Member of our executive committee (4) Member of our nomination committee

Ami Boehm has served as a member of our Board of Directors since January 12, 2023, and as Chairman of our Board of Directors since February 2023. Mr. Boehm has deep expertise in providing strategic advice for companies operating in multiple global industries. From 2004 until 2022, he served as a partner at FIMI Opportunity Funds, Israel’s leading private equity firm. As a partner at FIMI, Mr. Boehm has sourced and led dozens of control equity investments, and led improvement processes of FIMI’s portfolio companies and strategic activities of the portfolio companies in Israel, China, Europe and the U.S. Mr. Boehm currently serves as Chairman of the board of directors of Gilat Satellite Networks Ltd. (Nasdaq and TASE listed), and as a director on the IL Investors Forum. Mr. Boehm also previously served as chairman or director of numerous other public and private companies, including Ormat Technologies, Inc. (NYSE and TASE listed), TAT Industries Ltd. (Nasdaq and TASE listed), Kamada Ltd. (Nasdaq and TASE listed), Rekah Pharmaceutical Industries Ltd. (TASE listed), Novolog Ltd. (TASE listed), Hamlet Ltd. (TASE listed), Galam Ltd., Leumi Partners, and Greenstream Ltd., and has worked closely with management teams across the continuum of business and corporate development activities. Mr. Boehm received a Master of Business Administration from Northwestern University and Tel-Aviv University, a Bachelor of Law from Tel-Aviv University, and a Bachelor of Economics from Tel-Aviv University.

Eti Mitrany has served as a member of our Board of Directors since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee. Ms. Mitrany is an executive with over 30 years of global experience in the life sciences industry. Ms. Mitrany currently serves as the CEO of the IL Investors Forum, Chairwoman at Derma Gene Ltd. and a member of Maccabi Healthcare Council. From April 2021 until December 2022, she served as CFO and Head of Corporate Strategy at CytoReason, a life sciences AI company developing a computational model of the human body. From 2012 until January 2020, she served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions at Teva, including serving as CFO of its global specialty business (commercial, R&D, and new ventures), head of Financial Planning & Analysis of the global branded business, and global CFO of Copaxone (a multiple sclerosis treatment) and various other specialty products. Ms. Mitrany received her BA in Economics and an MBA in Finance, both from Tel-Aviv University.

Karen Sarid has served as a member of our Board of Directors since December 2017, currently serves as chairperson of our audit committee, and is a member of our compensation committee and our executive committee. Between March 2014 and July 2017, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd. Between January 2012 and August 2013 Ms. Sarid served as President of Alma Lasers Ltd. Ms. Sarid currently serves as a director of the IL Investors Forum (since 2025). She holds a BA in Economics and Accounting from the University of Haifa.

Prof. Abraham Zangen has served as a member of our Board of Directors since June 2019. Prof. Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel. His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation, and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coils which serve as our platform technology. Professor Zangen has published over 180 peer reviewed articles, reviews, and book chapters. He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience, and the Juludan Prize at the Technion. He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation. Professor Zangen is the brother-in-law of Dr. Yiftach Roth, who serves as our Chief Scientist and a co-developer of our Deep TMS technology.

Avner Lushi has served as a member of our Board of Directors since January 2020 and currently serves as a member of our audit committee and our nomination committee. Mr. Lushi co-founded the Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF) which focuses on introducing Israeli and western life sciences companies to the Chinese market (and related investments), where he also serves as a Managing Partner & CEO. Between 2004 and 2015 Mr. Lushi served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a life sciences venture capital fund. From 2001 to 2005, he co-founded and served as CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking. Since 2005, Mr. Lushi served as an independent board member at ten public companies, of which he remains a board member in Ginegar Plastic Product Ltd. (TASE listed). In addition, as part of his role at GIBF, he serves as a board member of Silexion Therapeutics Corp. (Nasdaq listed) and of several private companies. From 1997 to 2001, prior to turning to the private sector, he held increasingly senior roles within the Israeli Prime Minister’s Chamber and the Israeli Supreme Court. Mr. Lushi holds an LLM in Law from the Hebrew University of Jerusalem, and an LLB in Law and a BA in Economics from the Haifa University.

Jonathan Shulkin has served as a member of our Board of Directors since November 2024, and currently serves as a member of our nomination committee. Mr. Shulkin has over 25 years of experience in private equity investing. Mr. Shulkin is a Partner and Co-President of Valor Equity Partners, the Fund Manager for Valor Siren Ventures I L.P. (together with its parallel funds, “VSV I”) and Valor Siren Ventures II L.P. (together with its parallel funds, “VSV II”) and as a member of all Valor Equity Partners Investment Committees. Mr. Shulkin oversees Valor Equity Partners’ Scale Group, Finance, and People Teams. Currently, Mr. Shulkin is a Director of several Valor Equity Partners growth fund and VSV portfolio companies, including Gopuff, Misfits Market, Spot & Tango, and Rarefied Atmosphere. Prior to Valor, from 1998 until 2001 Mr. Shulkin was part of MG Capital’s Investment and Portfolio Team. During his tenure at MG Capital, he worked on acquisition teams focused on executing transactions in the electronic connector industry. Mr. Shulkin served in operational roles at MG Capital’s portfolio companies, including Chief Operating Officer of Connector Service Corporation’s Plating Division, where he managed the business through 100% growth over a 12-month period. Mr. Shulkin also served as President of Electronic Plating Service and Chief Operating Officer for Amax Plating, Electronic Plating Service, and Associated Plating Company. Prior to joining MG Capital, from 1997 to 1998 Mr. Shulkin worked with Bain & Company as an Associate Consultant. At Bain, he worked on assignments for various Fortune 500 clients in Texas and Australia. Mr. Shulkin holds a B.B.A. in Accounting (with honors) from the University of Texas at Austin. Mr. Shulkin was appointed as a member of our Board of Directors in connection with the approval of the private placement of the Company’s ADSs and warrants to purchase ADSs to Valor BrainsWay Holdings, LLC (“Valor”). Mr. Shulkin is nominated for re-election as a Valor Designee (as such term is defined in our Articles). Further information concerning the private placement and Valor’s right to designate board nominees may be found in the Company’s Annual Report on Form 20-F filed with the Commission.

The following table sets forth certain specialized skills and areas of expertise held by the director nominees:

AREAS OF SPECIALIZED SKILLS/EXPERIENCE
Name	Human Resources	Risk Mitigation	Sustainability
Ami Boehm	✔	✔	✔
Eti Mitrany		✔
Karen Sarid	✔	✔	✔
Prof. Abraham Zangen	✔
Avner Lushi		✔	✔
Jonathan Shulkin	✔	✔	✔

The Company is aware of the increasing importance of skills relating to cybersecurity and continues to take steps to increase its capabilities in this area. More detailed information about how the Company currently addresses cybersecurity risks can be found in the 2025 Annual Report.

Our Board of Directors has established four standing committees: the audit committee, the compensation committee, the nomination committee, and the executive committee. Each of our Board of Directors and audit committee convenes at least once a quarter in the ordinary course of business, and will also meet on an as-needed basis. Each of the other committees acts on an as-needed basis.

The following table sets forth the attendance rate for each of the director nominees in the board of directors meetings during 2025:

Name	Percentage of Board Meetings Attended
Ami Boehm	100%
Eti Mitrany	100%
Karen Sarid	100%
Prof. Abraham Zangen	60%
Avner Lushi	100%
Jonathan Shulkin	100%

In 2025, all committee meetings were attended by all the aforementioned respective committee members.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that each of Mr. Ami Boehm (Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Avner Lushi and Mr. Jonathan Shulkin be, and each of them hereby is, re-elected to hold office as a director of the Company until the next annual general meeting of the Company.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

THE NOMINATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL NO. 3

GRANT OF EQUITY TO HADAR LEVY, THE COMPANY’S CEO

At our 2023 annual general meeting, our shareholders approved the compensation package of Mr. Levy, including a grant of 320,000 options to purchase Ordinary Shares of the Company, at an exercise price based on the closing price of the Company on the last trading day prior to the date of the shareholders meeting, namely March 19, 2023, subject to standard terms of our Amended and Restated 2019 Share Incentive Plan (the “2019 Plan”) and compliance with all applicable laws. This grant is subject to our standard 4 year vesting period, with acceleration in the event of a change of control. At our 2024 annual general meeting, our shareholders approved a grant to Mr. Levy of equity consisting of (i) 125,000 options to purchase Ordinary Shares of the Company (at an exercise price equal to NIS 11.17 per share, being the closing price of our Ordinary Shares on the TASE on March 4, 2024 which was the last trading day before our Board of Directors approved such grant); and (ii) 62,500 RSUs. These grants are subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the March 5, 2024 vesting commencement date, and the remaining 75% vesting in 12 equal quarterly portions until the end of the four-year period, provided, in each case that Mr. Levy continues to be employed by us at the time of each such scheduled vesting date. At our 2025 annual general meeting, our shareholders approved an increase in the monthly salary of Mr. Levy from NIS 85,000 to NIS 100,000 (NIS 1,200,000 on an annual basis), commencing May 1, 2025 and a grant to Mr. Levy of equity consisting of: (i) Grant A – 50,000 RSUs that began vesting as of March 9, 2025 (the “2025 Grant Vesting Commencement Date”), over a four year period, vesting in four equal portions on each of the subsequent four anniversaries of the 2025 Grant Vesting Commencement Date (each, an “Anniversary”), as follows: 25% shall be vested on the first Anniversary; 25% shall be vested on the second Anniversary; 25% shall be vested on the third Anniversary; and 25% shall be vested on the fourth Anniversary (together, the “2025 Grant Vesting Schedule”), provided, in each case, that Mr. Levy continues to be employed by the Company at the time of each such scheduled vesting date, and provided that on each Anniversary, the RSUs shall only vest if the price per each ADS of the Company on the relevant Anniversary shall not be lower than $8.00 (adjusted to $4.00 upon the change in ratio of the Company’s ADSs from 2 Ordinary Shares per ADS to 1 Ordinary Share per ADS, effective March 3, 2026) (the “ADS Price Vesting Condition”). In the event the ADS Price Vesting Condition is not met on an Anniversary, the applicable portion of RSUs will not vest on such Anniversary and will instead become eligible to vest on the next Anniversary if the ADS Price Vesting Condition is met on such date. Any RSUs not vested due to a failure to satisfy the ADS Price Vesting Condition by the fourth Anniversary shall be forfeited, and (ii) Grant B – 50,000 RSUs to begin vesting as of the 2025 Grant Vesting Commencement Date over a four year period, vesting in four equal portions on each subsequent Anniversary in accordance with the 2025 Grant Vesting Schedule, provided however, that on each Anniversary, the RSUs shall only vest if: (a) the ADS Price Vesting Condition is met, and (b) the Company shall have, by July 24, 2026, completed a “Strategic Transaction.” In the event the ADS Price Vesting Condition is not met on an Anniversary or the vesting condition set forth under (b) above is not met by the first Anniversary, the applicable portion of RSUs will not vest on such Anniversary and will instead become eligible to vest on the next Anniversary if both vesting conditions set forth under (a) and (b) above are met by or on such date, as applicable. Any RSUs not vested due to a failure to satisfy the ADS Price Vesting Condition by the fourth Anniversary shall be forfeited. On March 10, 2026, the Company’s Board of Directors made the determination that the Neurolief transaction constituted a “Strategic Transaction,” and the ADS Price Vesting Condition was met on the first Anniversary. For more information concerning Mr. Levy’s terms of employment, see Item 6.B of the Company’s 2025 Annual Report.

Due to Mr. Levy’s substantial contribution to the success and advancement of our Company and our business and operations since his appointment as our CEO, including his involvement in structuring and implementing our business plan and his contribution to recent strategic transactions, and in anticipation of further contribution by Mr. Levy during the upcoming years as the Company evolves and grows, our Compensation Committee and Board of Directors approved, and recommended that our shareholders approve, a grant of RSUs as detailed below, noting that the RSU grant will increase Mr. Levy’s equity interest in the success of the Company and its results of operations.

As disclosed in the Company’s 2025 Annual Report, in March 2026, at the same time certain Company-wide equity grants were formally granted to various Company employees, the Company’s Compensation Committee and Board of Directors, also discussed a proposal to grant 60,000 RSUs to Mr. Levy. While the grant for Mr. Levy remained subject to shareholder approval, the Company-wide grants were subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the date of the Board approval (i.e. on March 10, 2027), and the remaining 75% vesting in 12 equal quarterly portions until the end of the four-year period (i.e., until March 10, 2030), provided, in each case that each grantee continues to be employed by us at the time of each such scheduled vesting date.

On October 11, 2026, the Company’s Board of Directors, following approval of its Compensation Committee, approved and recommended that the Company’s shareholders approve the RSU grant to Mr. Levy, and resolved that the vesting schedule will be revised from the initially contemplated schedule to the schedule detailed below. Such revised vesting schedule was approved and recommended due to the extraordinary circumstances whereby the RSU grant was originally contemplated in March 2026 (together with the aforementioned Company-wide grants), yet is expected to be approved and granted only in November 2026, therefore justifying a revised vesting schedule aimed at more closely aligning with that of the Company-wide grants. The proposed vesting schedule for Mr. Levy’s RSU grant therefore reflects a vesting period of 3.5 years beginning on the date of approval of the RSU grant by the Company’s shareholders (the “2026 Grant Vesting Commencement Date”), with 25% of the total number of RSUs vesting on the date falling six months after the 2026 Grant Vesting Commencement Date (i.e., on May 25, 2027), and the remaining 75% vesting in 12 equal quarterly portions until the end of the 3.5 year period (i.e., until May 25, 2030), and provided, in each case, that Mr. Levy remains continuously as an employee or service provider of the Company or its affiliates at the time of each such scheduled vesting date. The RSU grant shall otherwise be in accordance with the 2019 Plan. According to a valuation report based on the information known as of October 2026, the aggregate fair market value of the grant is approximately $693,000. The RSU grant shall be made under the capital gain track through a trustee in accordance with Section 102 of the Israeli Income Tax Ordinance 1961.

The Company’s Compensation Committee and Board of Directors determined that the proposed grant of RSUs for Mr. Levy in his capacity as CEO is reasonable considering his contribution to our strategy and operations of the Company and is not expected to materially affect the Company’s profitability, property or liabilities. Furthermore, considering the Company’s stage, size and scope of operations, as well as its financial condition and its share price, this proposal seems reasonable and in the best interest of the Company. The RSU grant to Mr. Levy is in accordance with the Company’s compensation policy.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the grant under the 2019 Plan of 60,000 RSUs to Mr. Hadar Levy, Chief Executive Officer of the Company, pursuant to the terms set forth in the Proxy Statement, and to determine that it is for the benefit of the Company.”

The approval of this proposal requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, “personal interest” means a shareholder’s personal interest in an act or a transaction of a company, including the personal interest of his or her Relatives (as defined below) or of an entity in which such shareholder or his or her relative is an Interested Party (as defined below). Personal interest excludes a personal interest arising solely from holding a company’s shares and includes a personal interest of any person voting pursuant to a proxy provided to him or her by another person with respect to the proposal, even if the person providing the proxy does not have a personal interest. The vote of a person who is voting by a proxy provided to him or her on behalf of another who has a personal interest will also be seen as a vote of a person with a personal interest, whether the discretion to vote is in the hands of the voter or not. “Relative” means a person’s spouse, brother or sister, parent, grandparent, descendant, such person’s spouse’s descendant, brother, sister or parent, or the spouse of any of the above. “Interested Party” means any person that either: (a) holds five percent (5%) or more of an entity’s issued share capital or voting rights; (b) has the right to appoint a director to an entity’s board of directors or the chief executive officer thereof; or (c) is a member of an entity’s board of directors or serves as the chief executive officer thereof. “Controlling Shareholder” means any shareholder who has the ability to direct the Company’s activity, including any shareholder holding 50% or more of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

According to the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder will be deemed to declare and approve that it, he or she is NOT a “controlling shareholder” and does NOT have a “personal interest” in the approval of Proposal 3, except if such shareholder notified us of such position or personal interest in writing in advance of the vote. If you believe that you are a controlling shareholder or have a personal interest in the approval of Proposal 3 and you wish to inform us of such position or personal interest, you should submit such information in advance of voting to our offices, c/o Mr. Menachem Klein, Esq., at BrainsWay Ltd., 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, 9777516, Israel by mail, phone (+972-2-582-4030) or email (mklein@brainsway.com).

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL NO. 4

GRANT OF EQUITY TO THE COMPANY’S DIRECTORS

At our 2024 annual general meeting, our shareholders approved a grant to each of our directors (other than Mr. Boehm) of: (i) 25,000 options to purchase Ordinary Shares of the Company (at an exercise price equal to NIS 11.17 per share); and (ii) 12,500 RSUs, both subject to a four-year vesting period, with the first 25% vesting on March 5, 2025, and the remaining 75% vesting in 12 equal quarterly portions until March 5, 2028, provided, in each case that the relevant grantee continues to be a director of the Company at the time of each such vesting date.

As disclosed in the Company’s 2025 Annual Report, in March, 2026, at the same time certain Company-wide equity grants were formally granted to various Company employees, the Company’s Compensation Committee and Board of Directors also discussed a proposal to grant 17,500 RSUs to each of our directors, excluding Mr. Boehm. While the proposed grants to these directors remained subject to shareholder approval, the Company-wide grants were subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the date of the Board approval (i.e. on March 10, 2027), and the remaining 75% vesting in 12 equal quarterly portions until the end of the four-year period (i.e., until March 10, 2030), provided, in each case, that each grantee continues to serve as a board member at the time of each such scheduled vesting date.

On October 11, 2026, the Company’s Board of Directors, following approval of its Compensation Committee, approved and recommended that the Company’s shareholders approve the RSU grants to the Company’s directors, and resolved that the vesting schedule will be revised from the initially contemplated schedule to the schedule detailed below. Such revised vesting schedule was approved and recommended due to the extraordinary circumstances whereby the RSU grants were originally contemplated in March 2026 (together with the aforementioned Company-wide grants), yet are expected to be approved and granted only in November 2026, therefore justifying a revised vesting schedule aimed at more closely aligning with that of the Company-wide grants. The proposed vesting schedule for the directors’ RSU grants therefore reflects a vesting period of 3.5 years beginning on the 2026 Grant Vesting Commencement Date (as defined in Proposal 3), with 25% of the total number of RSUs vesting on the date falling six months after the 2026 Grant Vesting Commencement Date (i.e., on May 25, 2027), and the remaining 75% vesting in 12 equal quarterly portions until the end of the 3.5 year period (i.e., until May 25, 2030), and provided, in each case, that the relevant director continues to serve as a board member at the time of each such scheduled vesting date. The RSU grants shall otherwise be in accordance with the 2019 Plan. According to a valuation report based on the information known as of October 2026, the aggregate fair market value of the grant for each director is approximately $202,125. The RSU grants for the Israeli directors shall be made under the capital gain track through a trustee in accordance with Section 102 of the Israeli Income Tax Ordinance 1961.

The RSU grant proposed to each of Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Avner Lushi and Mr. Jonathan Shulkin is in accordance with the Company’s compensation policy.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve a grant of equity in the form of 17,500 restricted share units to each of Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Avner Lushi and Mr. Jonathan Shulkin, each a director of the Company, pursuant to the terms set forth in the Proxy Statement, and to determine that it is for the benefit of the Company.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Annual Meeting, but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Ami Boehm

Ami Boehm

Chairman of the Board of Directors

Dated: October 26, 2026

Appendix A

Director’s Declaration

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned,                            , hereby declares to BrainsWay Ltd. (the “Company”), effective as of                           , as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:                                                                                                                                                                        Signature:

Date:

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1977; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.